For the period ended (b) October  31, 2002
File number (c) 811-09101




SUB-ITEM 77J

Reclassification of Capital Accounts



Distributions to shareholders, which are determined in accordance with federal income tax regulations and may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income (loss) and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income (loss) and accumulated net realized gains (loss) on investments. For the year ended October 31, 2002, the adjustments were to decrease net investment loss by $639,251and decrease paid-in-capital
in excess of par by $639,251  due to a net operating loss.   Net
investment loss, net realized gains and net assets were not affected by this change.